Exhibit 99.1

Sistema de Gestión de Calidad
ISO
9001
División Cementos
Pacasmayo

FOR MORE INFORMATION, PLEASE VISIT
www.cementospacasmayo.com/ or contact:

Claudia Bustamante, Investor Relations Manager
Tel: +(51) 958699760
E-mail: cbustamante@cpsaa.com.pe

Pacasmayo

CEMENTOS PACASMAYO S.A.A. ANNOUNCES CONSOLIDATED RESULTS FOR FIRST QUARTER 2022

Lima, Peru, April 27, 2022 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the first quarter (“1Q22”) ended March 31, 2022. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Soles (S/).

1Q22 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 1Q21, unless otherwise stated)

●	Revenues increased 13.0%, mainly due to increase in average prices of bagged cement, as inflationary pressures have affected our costs of raw materials and energy.

●	Sales volume of cement, concrete and precast decreased 5.3%, mainly due to the temporary decrease in sales to reconstruction related projects and self-construction. However, during March we have already seen recovery in sales.

●	Consolidated EBITDA S/127.5 million, a 21.3% increase, mainly due to higher operating profit, since we were able to decrease costs by using less imported clinker.

●	Consolidated EBITDA margin of 24.3%, a 1.7 percentage point increase

●	Net income of S/ 45.7 million, a 43.7% increase mainly due to increased sales and operating profit as mentioned above.

	Financial and Operating Results
	1Q22	1Q21	% Var.
Financial and Operating Results
Cement, concrete and precast sales volume (MT)	883.8	933.0	-5.3%

In millions of S/
Sales of goods	525.4	464.8	13.0%
Gross profit	165.0	133.2	23.9%
Operating profit	93.6	71.3	31.3%
Net Income	45.7	31.8	43.7%
Consolidated EBITDA	127.5	105.1	21.3%
Gross Margin	31.4%	28.7%	2.7	pp.
Operating Margin	17.8%	15.3%	2.5	pp.
Net Income Margin	8.7%	6.8%	1.9	pp.
Consolidated EBITDA Margin	24.3%	22.6%	1.7	pp.

2

MANAGEMENT COMMENTS

During 1Q22, we continued our very strong revenue generation, as well as a solid 21.3% EBITDA expansion, compared to the same period last year, despite increased costs as inflation affected our business. The current conflict between Russia and Ukraine has affected oil, gas and coal prices around the world. This, added to the fact that freight prices were already at very high levels, has put pressure on our costs, especially considering the use of imported clinker to satisfy the growing demand. We have been able to compensate part of this increase with higher prices of cement, but also, with lower use of imported clinker, prioritizing our own clinker, and optimizing as much as possible our production process. This has allowed for a consolidated EBITDA margin expansion of 1.7 percentage points this quarter compared to the same period of last year.

After our record year in 2021, with an unprecedented sales volumes level of over 3.6 million tons of cement, our expectations for this year are still very positive, but always keeping in mind that we are operating in a highly volatile environment, both at the local and global levels. Global markets are currently operating in a period of economic uncertainty, volatility and disruption following Russia’s invasion of Ukraine on February 2022. These developments have caused direct impacts associated with interruptions in the trade flows of goods produced by those countries (mainly energy and grains) generating upward pressure on international prices. At the local level, partly due to the inflationary pressures generated by the increase in freight and energy prices, there have been protests by transportation and agricultural workers, which resulted in road blockages, that in turn have effects on prices of goods and services. As of the day of this report, we still believe that, the very challenging and ambitious goal of achieving revenues that are similar to last year’s is possible. We will strive to continue to satisfy current demand, as well as continue generating new solutions to satisfy our clients’ changing needs in a timely manner. Our commitment continues to be based on the transformation of the currently available solutions in our sector, through an innovative portfolio of products, both physical and digital.

This year marks a very special milestone for Pacasmayo, as we celebrate our ten-year anniversary as an NYSE listed Company. We believe we have come a long way since February 2012, when we took the bold decision to expand our horizons and commit ourselves to a highest standard of transparency and corporate governance. During the last decade, Pacasmayo has gone through a variety of different milestones, including our international bond issue in 2013, and our greenfield plant expansion in Piura, which added 1.6mm of cement capacity in 2016. We have achieved the objective of being able to compare ourselves with the most important cement companies in the world, despite our relative size. Although we have definitely improved in terms of transparency, access to information and a better understanding of what the market values and needs from us, the most valuable thing we can grasp from these past ten years is that this is a constant learning process, and that the ability to adapt quickly and efficiently will always be the most important quality.

We are an extremely resilient company, which has faced each stage with the confidence that having solid values has given us. We have grown as a company in ways that are not measured in numbers. We are very proud of what has been achieved in this decade, however, we still have a long way to go and we are sure that ten more years of exciting challenges lie ahead. All of our achievements, could not have been possible without our people. This is why we continue to focus on the human component of our business. On those who work with us, with all their talent and effort; excellent professionals, but more importantly, good people. And also on those who trust us: our shareholders, with their support, trust and commitment; our suppliers, our associates, and our neighbors. Thanks to all of them, not only have we reached our goals, but they are our drive and motivation to continue to strive for more, to push our limits and to always remember that they are our most valuable asset.

3

ECONOMIC OVERVIEW 1Q22:

During 1Q22, global supply shocks had an effect on the Peruvian economy. Global markets are currently operating in a period of economic uncertainty and volatility following Russia's invasion of Ukraine on February 24, 2022. Although the duration and impact of the ongoing military conflict are highly unpredictable, the conflict in Ukraine has a direct effect on the economy. Interruptions have been caused in the trade flows of goods produced by Russia and Ukraine, which has generated upward pressure on international prices of energy (Russia is a major producer of natural gas), oil and coal. Productive and commercial activities have been affected by direct and indirect sanctions. Peru is a net importer of oil, and as such has been affected by the significant price increase, generating high levels of inflation. The inflation rate in March 2022 was the highest since 1996. The increase in the price of coal directly affects our business since it is one of the raw materials used in our process. Indirectly, the increase in the price of oil and gas also affects our business, since it generates inflationary pressure throughout the country and increases freight prices, which in turn increases import costs.

This inflationary pressure, added to the already diminished popularity of both President Pedro Castillo and Congress, due to suspicions of corruption and questionable decisions on both sides, has generated greater discontent in the population. In the first days of April, a strike by transportation agents was called to which the farmers joined, which reached its most critical point between April 4 and 6. President Castillo declared social immobilization on April 5, with the argument of protecting citizens from acts of vandalism that occurred the day before. The measure exacerbated the political and social crisis, and the response was the massive march of citizens towards Congress and against the head of state. After this, the levels of disapproval, both from the executive and the legislature, reached 74% and 79% respectively, according to the survey recently published by IPSOS.

For the construction sector, after the 25% growth in 2021, mainly due to self-construction and the continuation of public and private works, a growth of around 0.5% is estimated according to the Central Reserve Bank (BCRP), which is remarkable considering the strong growth of the previous year.

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PERUVIAN CEMENT INDUSTRY OVERVIEW:

Pacasmayo, UNACEM and Cementos Yura mainly supply cement demand in Peru. Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 32.5% of the country’s population and 16.0% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Northern Region (thousands of metric tons)

Plant	2018	2019	2020	2021	Feb-22 LTM	% part
Pacasmayo Group	2,364	2,615	2,576	3,625	3,559	24.3%
Imports	32	13	38	62	66	0.5%
Total	2,396	2,628	2,614	3,688	3,625	24.8%

Central Region (thousands of metric tons)

Plant	2018	2019	2020	2021	Feb-22 LTM	% part
UNACEM	5,058	5,316	4,172	5,838	5,926	40.5%
Caliza Inca	448	513	382	518	511	3.5%
Imports	885	663	493	630	631	4.3%
Total	6,391	6,492	5,047	6,985	7,068	48.3%

Southern Region (thousands of metric tons)

Plant	2018	2019	2020	2021	Feb-22 LTM	% part
Grupo Yura	2,597	2,584	2,019	2,895	2,942	20.2%
Imports	65	98	189	181	150	0.9%
Total	2,662	2,682	2,208	3,076	3,092	21.1%
Others	895	769	732	877	840	5.8%
Total, All Regions	12,344	12,571	10,601	14,627	14,625	100.0%

*	Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement. Source: INEI, Aduanet

5

OPERATING RESULTS:

Production:

Cement Production Volume

(thousands of metric tons)

	Production
	1Q22	1Q21	% Var.
Pacasmayo Plant	449.8	467.4	-3.8%
Rioja Plant	78.5	91.4	-14.1%
Piura plant	353.4	363.5	-2.8%
Total	881.7	922.3	-4.4%

Cement production volume at the Pacasmayo plant decreased 3.8% in 1Q22 compared to 1Q21, mainly due to decreased cement demand during January and February, mainly from reconstruction related projects and some decrease in self-construction.

Cement production volume at the Rioja Plant decreased 14.1% in 1Q22 compared to 1Q21, mainly due to the decreased demand mentioned above.

Cement production volume at the Piura Plant decreased 2.8% in 1Q22, compared to 1Q21.

Total cement production volume decreased 4.4% in 1Q22 compared to 1Q21, in line with the decrease in cement sales volume.

Clinker Production Volume

(thousands of metric tons)

	Production
	1Q22	1Q21	% Var.
Pacasmayo Plant	231.7	232.0	-0.1%
Rioja Plant	61.0	66.8	-8.7%
Piura Plant	275.0	233.5	17.8%
Total	567.7	532.3	6.7%

Clinker production volume at the Pacasmayo plant in 1Q22 remained in line with 1Q21.

Clinker production volume at the Rioja plant decreased 8.7% in 1Q22 compared to 1Q21, in line with decreased cement demand.

Clinker production volume at the Piura plant increased 17.8% in 1Q22 compared to 1Q21, mainly due to increased productivity of our main kiln, after undergoing optimization.

Total clinker production volumes increased 6.7% in 1Q22 compared to 1Q21.

6

Quicklime Production Volume

(thousands of metric tons)

	Production
	1Q22	1Q21	% Var.
Pacasmayo Plant	18.6	19.0	-2.1%

Quicklime production volume in 1Q22 decreases 2.1% when compared to 1Q21, mainly due to some inventory consumption during this quarter.

Installed Capacity:

Installed Cement and Clinker Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.5 million MT, 1.0 million MT and 280,000 MT, respectively.

Full year installed quicklime capacity at the Pacasmayo plant remained stable at 240,000 MT.

Utilization Rate1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	1Q22	1Q21	% Var.
Cement	62.0%	64.5%	-2.5	pp.
Clinker	61.8%	61.9%	-0.1	pp.
Quicklime	31.0%	31.6%	-0.6	pp.

Cement production utilization rate at the Pacasmayo plant decreased 2.5 percentage points in 1Q22 when compared to 1Q21, mainly due to the decrease in cement sales volume mentioned above.

Clinker production utilization rate in 1Q22 remained in line with 1Q21, as we continue to operate close to full capacity.

Quicklime production utilization rate in 1Q22 remained in line with 1Q21.

[1]	The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

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RIOJA PLANT UTILIZATION RATE

	Utilization Rate
	1Q22	1Q21	% Var.
Cement	71.4%	83.1%	-11.7	pp.
Clinker	87.1%	95.4%	-8.3	pp.

The cement production utilization rate at the Rioja plant was 71.4% in 1Q22; 11.7 percentage points lower than 1Q21, in line with decreased cement demand.

The clinker production utilization rate at the Rioja plant was 87.1% in 1Q22; 8.3 percentage points lower than 1Q21.

PIURA PLANT UTILIZATION RATE

	Utilization Rate
	1Q22	1Q21	% Var.
Cement	88.4%	90.9%	-2.5	pp.
Clinker	100.0%	93.4%	6.6	pp.

The cement production utilization rate at the Piura plant was 88.4% in 1Q22, a 2.5 percentage point decrease when compared to 1Q21

The clinker production utilization rate at the Piura plant was over 100% in 1Q22, as we continue to require our full capacity to satisfy the demand for clinker, and we were able to optimize our current capacity, reaching higher production levels during this quarter.

CONSOLIDATED UTILIZATION RATE

	Utilization Rate
	1Q22	1Q21	% Var.
Cement	71.4%	74.7%	-3.3	pp.
Clinker	81.7%	76.6%	5.1	pp.

The consolidated cement production utilization rate was 71.4% in 1Q22, 3.3 percentage points lower than 1Q21, in line with decreased cement demand, after record levels in the post lockdown months.

The consolidated clinker production utilization rate was 81.7% in 1Q22, 5.1 percentage points higher than in 1Q21, mainly due to the optimization of our Piura plant.

8

FINANCIAL RESULTS:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results

(in millions of Soles S/)

	Income Statement
	1Q22	1Q21	% Var.
Sales of goods	525.4	464.8	13.0%
Gross Profit	165.0	133.2	23.9%
Total operating expenses, net	-71.4	-62.0	15.2%
Operating Profit	93.6	71.3	31.3%
Total other expenses, net	-28.9	-25.0	15.6%
Profit before income tax	64.7	46.3	39.7%
Income tax expense	-19.0	-14.5	31.0%
Profit for the Period	45.7	31.8	43.7%

During 1Q22, revenues increased 13.0% year-on-year mainly due to increased average sales prices of bagged cement. Gross profit increased 23.9% in 1Q22 compared to 1Q21, mainly due to costs optimization, as we we were able to optimize our own clinker production, hence reducing the amount of imported clinker needed, as well as the above-mentioned increase in prices. Profit for the period increased 43.7% in 1Q22 compared to 1Q21, primarily due to increased revenues, as well as higher operating profit.

SALES OF GOODS

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and precast

(in millions of Soles S/)

	Cement, concrete and precast
	1Q22	1Q21	% Var.
Sales of goods	477.6	430.4	11.0%
Cost of Sales	-315.9	-298.9	5.7%
Gross Profit	161.7	131.5	23.0%
Gross Margin	33.9%	30.6%	3.3	pp.

Sales of cement, concrete and precast increased 11.0% and gross margin increased 3.3 percentage points during 1Q22 compared to 1Q21 mainly due to higher prices of cement, as well as decreased use of imported clinker.

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Sales: cement

(in millions of Soles S/)

Sales of cement represented 88.7% of cement, concrete and precast sales during 1Q22

	Cement
	1Q22	1Q21	% Var.
Sales of goods	423.7	371.8	14.0%
Cost of Sales	-264.2	-245.7	7.5%
Gross Profit	159.5	126.1	26.5%
Gross Margin	37.6%	33.9%	3.7	pp.

Sales of cement increased 14.0% in 1Q22 compared to 1Q21 and gross margin increased 3.7 percentage points, mainly due to increased prices, and decreased costs because of lower use of imported clinker.

Sales: concrete, pavement and mortar

(in millions of Soles S/)

Sales of concrete, pavement and mortar represented 9.9% of cement, concrete and precast sales during 1Q22.

	Concrete, Pavement and mortar
	1Q22	1Q21	% Var.
Sales of goods	47.1	53.8	-12.5%
Cost of Sales	-43.0	-49.6	-13.3%
Gross Profit	4.1	4.2	-2.4%
Gross Margin	8.7%	7.8%	0.9	pp.

Sales of concrete, pavement and mortar decreased 12.5% during 1Q22 compared to 1Q21, mainly due to decreased public investment, as well as a high comparative basis in 1Q21, as we were serving the Salaverry port construction. Gross margin increased 0.9 percentage points in 1Q22 compared to 1Q21, mainly due to our decision to focus on higher margin markets.

Sales: precast

(in millions of Soles S/)

Sales of precast represented 1.4% of cement, concrete and precast sales during 1Q22.

	Precast
	1Q22	1Q21	% Var.
Sales of goods	6.8	6.4	6.3%
Cost of Sales	-8.7	-5.3	64.2%
Gross Profit	-1.9	1.1	N/R
Gross Margin	-27.9%	17.2%	-45.1	pp.

During 1Q22, precast sales increased 6.3% compared to 1Q21, mainly due to sales of higher priced products. Gross margin was negative, mainly due to the write off of past inventory during this quarter, which generated a cost increase, as well as higher prices of raw materials.

10

Sales: Quicklime

(in millions of Soles S/)

	Quicklime
	1Q22	1Q21	% Var.
Sales of goods	14.4	8.5	69.4%
Cost of Sales	-13.3	-7.4	79.7%
Gross Profit	1.1	1.1	-
Gross Margin	7.6%	12.9%	-5.3	pp.

During 1Q22, quicklime sales increased 69.4% compared to 1Q21, and gross margin decreased 5.3 percentage points compared to 1Q21, mainly due to increased freight costs due to the location of our final clients. It is important to note that, despite of this margin decrease, these new clients have added profitability to our business since we are able to use idle capacity.

Sales: Construction Supplies2

(in millions of Soles S/)

	Construction Supplies
	1Q22	1Q21	% Var.
Sales of goods	33.4	24.1	38.6%
Cost of Sales	-31.1	-23.3	33.5%
Gross Profit	2.3	0.8	187.5%
Gross Margin	6.9%	3.3%	3.6	pp.

During 1Q22, construction supply sales increased 38.6% compared to 1Q21, mainly due to increased sales to self-construction. Gross margin increased 3.6 percentage points in 1Q22 compared to 1Q21

[2]	Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

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OPERATING EXPENSES:

Administrative Expenses

(in millions of Soles S/)

	Administrative expenses
	1Q22	1Q21	% Var.
Personnel expenses	26.8	24.1	11.2%
Third-party services	16.8	12.6	33.3%
Board of directors	1.5	1.5	-
Depreciation and amortization	3.9	4.1	-4.9%
Taxes	1.5	1.8	-16.7%
Other	2.9	3.0	-3.3%
Total	53.4	47.1	13.3%

Administrative expenses increased 13.3% in 1Q22 compared to 1Q21, mainly due to increase in salaries, in line with increased inflation, as well as higher expenses in software licenses and occupational health.

Selling Expenses

(in millions of Soles S/)

	Selling and distribution expenses
	1Q22	1Q21	% Var.
Personnel expenses	10.4	8.2	26.8%
Advertising and promotion	2.0	2.6	-23.1%
Third party services	1.8	1.6	12.5%
Other	2.8	1.8	55.6%
Total	17.0	14.2	19.7%

Selling expenses increased 19.7% in 1Q22 compared to 1Q22, mainly due to increased personnel expenses derived from larger salesforce, higher salaries and increased provision for doubtful payment.

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EBITDA RECONCILIATION:

Consolidated EBITDA

(in millions of Soles S/)

	Consolidated EBITDA
	1Q22	1Q21	Var %.
Net Income from Continuing Operations	45.7	31.8	43.7%
+Income tax expense	19.0	14.5	31.0%
- Finance income	-0.6	-0.5	20.0%
+Finance costs	22.8	20.8	9.6%
+/-Net loss on the valuation of trading derivative financial instruments	0.1	1.1	-90.9%
+/- Net loss from exchange rate	6.5	3.6	80.6%
+Depreciation and amortization	34.0	33.8	0.6%
Consolidated EBITDA	127.5	105.1	21.3%

Consolidated EBITDA increased 21.3% in 1Q22 compared to 1Q21, mainly due lower costs because of decreased use of imported clinker, as we managed to optimize our clinker capacity at our Piura plant to deliver higher production levels this quarter, as well as to increased revenues.

Cash and Debt Position:

Consolidated Cash (in millions of Soles S/)

As of March 31, 2022, the Company’s cash position was S/ 264.6million (US$ 71.6 million). This balance includes certificates of deposit in the amount of S/ 49.0 million (US$ 13.3 million), distributed as follows:

Certificates of deposits in Soles

Bank	Amount (S/)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/ 18.0	3.87%	March 31, 2022	Apr 5, 2022
Banco de Crédito del Perú	S/ 20.0	3.87%	March 31, 2022	Apr 7, 2022
Banco de Crédito del Perú	S/ 11.0	3.90%	March 24, 2022	Apr 1, 2022
	S/ 49.0

The remaining balance of S/ 215.6 million (US$ 58.3 million) is held mainly in the Company’s bank accounts, of which US$ 50.5 million are denominated in US dollars and the rest in Soles.

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DEBT POSITION:

Consolidated Debt

(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total

Indebtedness	700.9	50.6	57.8	620.6	1,429.9
Future interest payments	72.7	93.6	86.7	138.3	391.3
Total	359.3	558.5	144.5	758.9	1,821.2

As of March 31, 2022, the Company’s total outstanding debt, as shown in the financial statements, reached S/ 1,499.8 million (US$405.2 million). This debt is primarily composed by the outstanding part of the international bond issued in February 2013, the two issuance of the local bond issued in January, 2019 and short-term loans.

As of March 31, 2022, the Company maintains cross currency swap hedging agreements for US$ 132 million in order to mitigate foreign exchange risks related to US dollar-denominated debt. The adjusted debt in soles considering the exchange rate of the cross currency swap hedging agreements amounts to S/1,429.9 (US$ 386.4 million)

As of March 31, 2022, Net Adjusted Debt/EBITDA3 ratio was 2.4 times.

Capex

(in millions of Soles S/)

As of March 31, 2022, the Company invested S/ 13.2 million (US$ 3.6 million), allocated to the following projects:

Projects	3M22
Piura Plant	1.3
Pacasmayo Plant	7.8
Concrete and aggregates equipment	3.9
Rioja Plant	0.2
Total	13.2

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ABOUT CEMENTOS PACASMAYO S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 65 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such ready-mix concrete and precast materials. Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.701 per US$ 1.00, which was the average exchange rate, reported as of September 30, 2021 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

15

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31,2122 (unaudited) and december 31, 20121 audited

Assets	As of mar-22	As of Dec-21
Current Assets	S/ (000)	S/ (000)
Cash and cash equivalents	264,598	273,402
Derivative financial instruments	69,414	-
Trade and other receivables	109,427	102,718
Income tax prepayments	8,776	9,288
Inventories	637,262	605,182
Prepayments	19,141	18,800

Total current assets	1,108,618	1,009,390

Non-current assets	As of mar-22	As of Dec-21
Current liabilities	S/ (000)	S/ (000)
Trade and other receivables	42,205	41,206
Financial instruments designated at fair value through other comprehensive income	476	476
Derivative financial instruments	-	106,601
Property, plant and equipment	1,953,941	1,974,931
Intangible assets	50,811	50,494
Goodwill	4,459	4,459
Deferred income tax assets	9,237	9,446
Right of use asset	4,278	4,668
Other assets	97	101

Total non-current assets	2,065,504	2,192,382

Total assets	3,174,122	3,201,772

	As of mar-22	As of Dec-21
Liabilities and equity	S/ (000)	S/ (000)
Trade and other payables	228,183	227,554
Financial obligations	773,126	450,964
Lease liabilities	1,756	1,856
Income tax payables	5,238	17,517
Provisions	7,051	24,269
Total current liabilities	1,015,354	722,160

	As of mar-22	As of Dec-21
Non-current liabilities	S/ (000)	S/ (000)
Financial obligations	726,677	1,094,391
Lease liabilities	3,224	3,973
Non-current provisions	38,035	36,639
Deferred income tax liabilities	147,860	148,804

Total non-current liabilities	915,796	1,283,807

Total liabilities	1,931,150	2,005,967

	As of mar-22	As of Dec-21
Equity	S/ (000)	S/ (000)
Capital stock	423,868	423,868
Investment shares	40,279	40,279
Investment shares holds in treasury	-121,258	-121,258
Additional paid-in capital	432,779	432,779
Legal reserve	168,636	168,636
Other accumulate comprehensive results	-18,652	-20,094
Retained earnings	317,320	271,595

Total equity	1,242,972	1,195,805

Total liability and equity	3,174,122	3,201,772

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INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

For the three-month periods ended March 31, 2022 and 2021 (both unaudited)

	1Q21	1Q20
	S/ (000)	S/ (000)
Sales of goods	525,409	464,805
Cost of sales	-360,444	-331,579
Gross profit	164,965	133,226
Operating income expenses
Administrative expenses	-53,389	-47,089
Selling and distribution expenses	-16,970	-14,183
Other operating (expenses) income, net	-1,024	-678
Total operating expenses, net	-71,383	-61,950

Operating profit	93,582	71,276
Finance income	558	501
Finance costs	-22,795	-20,836
Cumulative net loss on settlement of derivative financial instruments	-	-1,569.0
Net profit for valuation of trading derivative financial instruments	-109	455
Loss from exchange difference, net	-6,514	-3,550
Total other expenses, net	-28,860	-24,999

Profit before income tax	64,722	46,277
Income tax expense	-18,997	-14,476
Profit for the year	45,725	31,801
Earnings per share
Basic and diluted for continuing and discontinued operations attributable to equity holders of common shares and investment shares of the parent (S/per share)	0.11	0.07

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INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-month periods ended March 31, 2021 and 2021 (unaudited)

	Attributable to equity holders of the parent
	Capital stock S/(000)	Investment shares S/(000)	Treasury shares S/(000)	Additional paid- in capital S/(000)	Legal reserve S/(000)	Unrealized gain (loss) on financial instruments designated at fair value S/(000)	Unrealized gain (loss) on cash flow hedge S/(000)	Retained earnings S/(000)	Total S/(000)
Balance as of January 1, 2021	423,868	40,279	-121,258	432,779	168,636	-14,463	-18,915	456,629	1,367,555
Profit for the period	-	-	-	-	-	-	-	31,801	31,801
Other comprehensive income	-	-	-	-	-	-	4,157	-	4,157
Total comprehensive income	-	-	-	-	-	-	4,157	31,801	35,958
Balance as of March 31, 2021	423,868	40,279	-121,258	432,779	168,636	-14,463	-14,758	488,430	1,403,513
Balance as of January 1, 2022	423,868	40,279	-121,258	432,779	168,636	-15,869	-4,225	271,595	1,195,805
Profit for the period	-	-	-	-	-	-	-	45,725	45,725
Other comprehensive income	-	-	-	-	-	-	1,442	-	1,442
Total comprehensive income	-	-	-	-	-	-	1,442	45,725	47,167
Balance as of March 31, 2022	423,868	40,279	-121,258	432,779	168,636	-15,869	-2,783	317,320	1,242,972

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